Exhibit 99.1

Essa Pharma Inc. Regains Compliance with NASDAQ Listing Requirements

HOUSTON and VANCOUVER, May 10, 2018 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, Nasdaq: EPIX), a pre-clinical stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, announced today that it received a notice from the Nasdaq Listing Qualifications Staff on May 10, 2018 notifying the Company that it regained compliance with the Nasdaq's minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market (the "Nasdaq"). Accordingly, ESSA is in compliance with all applicable listing standards and its common stock will continue to be listed on the Nasdaq and the Nasdaq considers this matter closed.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About ESSA Pharma Inc.

ESSA is a pre-clinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David Wood, Chief Financial Officer, ESSA Pharma Inc., Telephone: (778) 331-0962, Email: dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 17:05e 10-MAY-18